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                                  [LETTERHEAD]

                                December 20, 1996



VIA OVERNIGHT MAIL AND EDGAR
----------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Document Control

      Re:  Earthlink Network, Inc.
           Request to Withdraw Registration Statement on Form 8-A
           Commission File No. 000-29016

Ladies and Gentlemen:

     On Behalf of EarthLink Network, Inc. (the "Company"), and as its counsel, we hereby request that the Registration Statement on Form 8-A (Commission File No. 000-29016) originally filed by the Company with the Securities and Exchange Commission on November 8, 1996, be formally withdrawn. However, the Company wishes to keep its Registration Statement on Form S-1 (Commission File No. 333-
5055) on file.

     The Company has determined that it will not seek effectiveness of its registration statement on Form S-1 until sometime in the first part of January, 1997. In the meantime, the Company does not want its Form 8-A to become automatically effective on January 7, 1997.

     If you have any questions regarding this request to withdraw this Registration Statement, please do not hesitate to contact me at (404) 888-4266.

                                                  Very truly yours,


                                                  /s/ W. Tinley Anderson, III
                                                  ----------------------------
                                                  W. Tinley Anderson, III


JSH:kdb

cc:  Mr. James E. Daly, Securities and Exchange Commission
     Ms. Sarah L. Cunningham, Securities and Exchange Commission (via facsimile 202-942-9544)
     Mr. Sky D. Dayton, EarthLink Network, Inc.
     Mr. Charles G. Betty, EarthLink Network, Inc.
     Mr. Barry W. Hall, EarthLink Network, Inc.
     Scott M. Hobby, Esq., Hunton & Williams
     J. Stephen Hufford, Esq, Hunton & Williams
     Alan Singer, Esq., Morgan, Lewis & Bockius
     Nasdaq Stock Market (Nasdaq Regulatory Filings)